Exhibit 8.2

Wipfli LLP 2901 East Enterprise Avenue Appleton, WI 54913 PO Box 1893 Appleton, WI 54912-1893 920.739.6500 fax 920.739.6707 www.wipfli.com

FORM OF STATE TAX OPINION

__________, 2018

Boards of Directors

PyraMax Bank, FSB

1895 Bancorp of Wisconsin, Inc.

1895 Bancorp of Wisconsin, MHC

7001 West Edgerton Avenue

Greenfield, WI 53220

RE: Wisconsin Franchise and Income Tax Opinion Relating to the Mutual Holding Company Formation and Stock Issuance

Dear Directors:

In accordance with your request, set forth below is the opinion of this firm relating to the material Wisconsin franchise and income tax consequences of the proposed reorganization (the “Reorganization”) of PyraMax Bank, FSB (the “Bank”) from a federally chartered mutual savings bank to a mutual holding company with stock subsidiaries (a stock holding company and a stock savings bank).

For purposes of this opinion we have reviewed the applicable Wisconsin authority. We have also examined copies or drafts of such transaction-related documents as we deem appropriate, and assumed that they are correct, accurate and complete in all material respects, and that they will not be substantially modified prior to the consummation of the Reorganization. In forming and issuing our opinion, we have relied on the written opinion regarding the federal tax treatment of the transaction prepared by Luse Gorman, PC. Our opinion assumes that the reorganization constitutes two back-to-back tax-free exchanges of property for stock under Code Section 351 and a mere change in form under Code Section 368(a)(1)(F).

Facts

The mutual holding company reorganization is a series of transactions by which you will reorganize your corporate structure from your current status as a mutual savings bank to the mutual holding company form of ownership. The Reorganization will be conducted pursuant to a plan of reorganization and stock issuance plan, which you refer to as the plan of reorganization (the “Plan”).

Boards of Directors

PyraMax Bank, FSB

1895 Bancorp of Wisconsin, Inc.

1895 Bancorp of Wisconsin MHC

                    , 2018

Pursuant to the Plan, PyraMax Bank, FSB will become a federal stock savings bank subsidiary of 1895 Bancorp of Wisconsin, Inc., and 1895 Bancorp of Wisconsin, Inc. will be a majority-owned subsidiary of 1895 Bancorp of Wisconsin, MHC. After the Reorganization, your depositors will become members of 1895 Bancorp of Wisconsin, MHC, and will continue to have the same voting rights in 1895 Bancorp of Wisconsin, MHC as they had in PyraMax Bank, FSB prior to the Reorganization.

In connection with the Reorganization, you are offering to sell shares of common stock of 1895 Bancorp of Wisconsin, Inc. Unlike a standard mutual-to-stock conversion transaction in which all of the common stock of the holding company of the converting savings bank is sold to the public, only a minority of the stock is sold to the public in a mutual holding company reorganization. In a mutual holding company structure, federal law and regulations require that a majority of the outstanding common stock of 1895 Bancorp of Wisconsin, Inc. must be held by the mutual holding company. Based on these restrictions and an evaluation of the capital needs, your board of directors has decided that 45% of the outstanding shares of common stock will be offered for sale in the offering (including an estimated 55,000 shares to be contributed to the new charitable foundation), and 55% of the shares will be retained by 1895 Bancorp of Wisconsin, MHC.

Other than the shares contributed to the charitable foundation, all such shares will be issued and sold at a uniform $10 price per share. The aggregate price at which all Common Stock will be offered and sold pursuant to the Plan will be based on the offered percentage of the estimated pro forma market value of the Bank, as converted. The estimated pro forma market value has been determined by an independent appraiser, Keller & Company, Inc. The conversion of the Bank from mutual to stock form and the sale of newly issued shares of the stock of the Bank to the Holding Company will be deemed effective concurrent with the closing of the sale of the Common Stock.

Discussion of Relevant Wisconsin Income Tax Issues

Wis. Stat. Section 71.26(2)(a) defines “net income” of a corporation as gross income computed under the “Internal Revenue Code” as modified by 71.26(3). Net income is further modified for addbacks of credits and related subtraction items which, based on the facts provided, are not relevant to our analysis.

For tax years beginning after December 31, 2017, pursuant to Wis. Stat. Section 71.22(4)(l)(1), “Internal Revenue Code” is defined as the federal Internal Revenue Code as amended to December 31, 2017 with exceptions specifically enumerated in the statute.

Boards of Directors

PyraMax Bank, FSB

1895 Bancorp of Wisconsin, Inc.

1895 Bancorp of Wisconsin MHC

                    , 2018

Opinion

Wisconsin does not modify or exclude the provisions of Internal Revenue Code Sections 351 or 368(a)(1)(F). Therefore, provided the transaction constitutes two back-to-back tax-free exchanges of property for stock under Code Section 351 and a reorganization within the meaning of Code Section 368(a)(1)(F), Wisconsin will conform to the federal income tax treatment of the transaction.

Scope of Opinion

The scope of this opinion is expressly limited to the Wisconsin franchise and income tax consequences of the proposed transaction in connection with the representations and assumptions stated above.

Our opinion, as stated above, is based upon the analysis of the Wisconsin income tax statutes and administrative code, current administrative rulings, notices and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time and such change may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof. Further, any variation or differences in facts or representations recited herein, for any reason, could affect our conclusions, possibly in an adverse manner, and make them inapplicable.

This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Wisconsin Department of Revenue upon audit will agree with the above analysis.

If you have any questions regarding this letter, please contact Melaine Brandt at 608.274.1980.

Sincerely,

Wipfli LLP